Exhibit (a)(1)

CERTIFICATE OF TRUST

of

StepStone Private Credit CO-INVESTMENT Fund

This Certificate of Trust of StepStone Private Credit Co-Investment Fund (the “Trust”) is being filed on behalf of the Trust by the undersigned, as trustee, in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST:	The name of the statutory trust formed by this Certificate of Trust is “StepStone Private Credit Co-Investment Fund”.

SECOND:	The business address of the Registered Agent and Registered Office of the Trust is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 in the county of New Castle. The name of the Registered Agent of the Trust for service of process at such location is The Corporation Trust Company.

THIRD:	This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH:	The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH:	The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 18th day of February, 2025.

/s/ Ariel Goldblatt
Ariel Goldblatt, solely as Trustee and not in her individual capacity